CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone: 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free: 1.844.364.1830

www.tanzanianroyalty.com

News Release – March 27, 2017

TANZANIAN ROYALTY UNAFFECTED BY TANZANIAN GOVERNMENT BAN

ON EXPORT SHIPMENTS OF GOLD CONCENTRATE

TORONTO, ONTARIO--(Marketwired March 27, 2017) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is pleased to announce that the reported Tanzania Gold Export Ban does not apply to the Company. The export ban applies to companies which ship concentrate out of the United Republic of Tanzania. The concentrate cannot be weighed and measured for the purposes of tax revenues in Tanzania since it is in the form of concentrate which may or may not be fungible. The Company does not produce nor ship concentrate. The Company produces gold dore for shipment. Gold dore is able to be assayed, weighed and measured prior to export so that the Tanzanian tax revenues are assessable and able to be determined prior to export.

"The government of Tanzania is able to test the purity of the gold dore and therefore able to assess any taxes due prior to export." stated James E. Sinclair, Executive Chairman. "We don't export gold concentrate which is unable to be assayed for purity. Our gold export is in the form of dore, which is easily assayed for purity. The government of Tanzania can test our gold dore to determine any taxes due, prior to export. Therefore, the Company is not part of the gold export ban. We intend to continue the dore process with the completion of our new plant. We are not part of this ban. The Company produced and plans to continue producing gold in the form of dore" Sinclair concluded.

Dore is a bar of gold which Tanzanian inspectors can easily determine its weight and purity. The taxes are assessed by Ministry officials who determine exactly what is due at the point of pour, and a 4% levy is assessed and immediately due. Once Tanzanian taxes are assessed and paid, the dore gold is placed in officially sealed containers. Dore bars are placed in a helicopter directly in line of sight from the gold room under the Company's armed guards and watchful eyes of government inspectors. Upon placement in the helicopter, the gold dore is insured at 100% of market value on its transport to the Company's refinery in Zurich, Switzerland.

ABOUT TANZANIAN ROYALTY EXPLORATION CORPORATION:

Tanzanian Royalty Exploration Corporation is a mineral resource company, which engages in the acquisition, exploration and extraction of gold and other natural resources in the United Republic of Tanzania, Africa. The Company, after successfully exploring for Gold has identified three development projects, Buckreef, Kigosi, and Itetemia. In early 2016 in conjunction with our first gold pour, the Company was deemed a commercial gold producer by the Tanzanian Government. The Company is presently focused on its Buckreef Gold Project located in North central Tanzania.

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Further information can be found in the Company's 43-101 reports, which can be viewed together with other reports and updates on the Company homepage at: www.TanzanianRoyalty.com

Respectfully Submitted,

James E. Sinclair

Executive Chairmn

Tanzanian Royalty Exploration Corporation

For further information, please contact Investor Relations:

Michael Porter

Porter, LeVay & Rose 212-564-4700 mike@plrinvest.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.